PLADEO CORP.

Lisbeth Guerrero, President
Pladeo Corp.
Circuito Porta Vincenza 3108
Leon, 37134
Mexico

March 20, 2013


United States
Securities and Exchange Commission
Washington, DC 20549

Re: Pladeo Corp.
    Amendment No. 8 to Registration Statement on Form S-1/A
    Filed March 11, 2013
    File No. 333-182714


In response to your verbal comment we have submitted the requested corrections in the amendment #9.

Thank you.

Sincerely,


/s/ Lisbeth Guerrero
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Lisbeth Guerrero
President